

OFFERING MEMORANDUM

facilitated by



Honeybee Collective LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Honeybee Collective LLC
State of Organization	CO
Date of Formation	07/08/2021
Entity Type	Limited Liability Company
Street Address	2255 Sheridan Blvd, Edgewater CO, 80214
Website Address	honeybeecollective.com

(B) Directors and Officers of the Company

Key Person	Katherine Myers
Position with the Company Title First Year	 Director 2021
Other business experience (last three years)	• **Health Programs Specialist** (Colorado Access, Oct 2020 – Present) - In my role I am responsible for implementing and operationalizing population-based programs focused on individuals enrolled in Medicaid and Children's Health Plan plus (CHP). I oversee daily general business operations associated with program execution, management and evaluation and coordinate programming across internal departments and external

stakeholders to ensure efficient operations. In this position, I design and develop programs that target measurable improvement in health engagement by using the social determinants of health as the foundation of all population-based programming.

- **Professional Sexuality Education Intern** (Chaska Cusco Aug 2019 – May 2020) - I was responsible for assisting in the development of a culturally appropriate comprehensive sexuality education (CSE) program for young women, ages 12-15, who are enrolled in the Chaska program, and was the lead evaluator to examine the effectiveness of the program on increasing the likelihood to engage in sexual risk reduction behaviors. As the lead evaluator for "An Evaluation of a Comprehensive Sexuality Education Program in Cusco, Peru", I used appropriate research designs and evaluation criteria to assess the effectiveness of the comprehensive sexuality education program. I analyzed quantitative and qualitative data using STATA 16 and thematic analysis taking an ontological approach and used a social science perspective to understand factors associated with health and health behavior.

- **Professional HIV Resources Intern** (Denver Department of Public Health and Environment - Jun 2019 – Nov 2019) In this role, I assisted in restructuring the Denver HIV Resources Planning Council, a requirement of the Ryan White Part A Grant. I developed and implemented a recruitment plan for recruiting community members to serve on the Planning Council to fulfill representation requirements legislatively mandated by HRSA and

	assisted in coordinating the Planning Council and Restructure Workgroup meetings by executing administrative tasks and facilitating group bonding activities and group discussions. To address the immediate needs of the community, I created a consumer resource document communicating the comprehensive HIV resources of each agency the Office of HIV Resources contracts with and developed policies & procedures for updating and management.

Key Person	Sholeh Mirzai
Position with the Company Title First Year	Director 2021
Other business experience (last three years)	- **Chief Merchandising Officer** (goldbug, Sep 2021 – Present) Responsible for all merchandising functions for internal brands & private label. - **Director of Global & Regional Merchandising** (Jansport & Eagle Creek Dec 2019 – Jun 2021) Head of Merchandising reporting into the President. Implement and manage all Merchandising functions for two brands. Responsible for global wholesale and ecomm merchandising, including segmentation, product briefing, margin and revenue goals as well as strategic planning and business development. Co-founder of Justice & Equity Council (internal diversity & inclusion group). - **Global Product Director-Accessories** (Under Armour, Sep 2016 – Jun 2019) Responsible for growing full line of Accessories including headwear, backpacks, gloves, duffles and bedding YoY. Product creation for all global regions (US, LATAM, APAC and EMEA) as well as DTC and .com exclusives. Managed licensees and licensors for Accessories. Achieved margin growth YoY while reducing SKU counts and increasing SKU productivity.

Key Person	Erin Parkins
Position with the Company Title First Year	Director 2021
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other*

employers) **during the past three years** *with an indication of job responsibilities. For example:*

- **Director, Product Marketing** (Swing Education, Sep 2021 – Present)

Sets the strategic direction for Product Marketing at Swing Education and establishes processes and best practices to guide the team.

Works cross-functionally to bring new products to market and drive user engagement with our customer base.

Manages and mentors a team of Product Marketing Managers in:

- Data-driven market analysis, buyer persona development, market segmentation, and competitive positioning

- Development of compelling assets and sales enablement tools that demonstrate the differentiated value of our products

- Planning and executing product and feature launches

- Training and enabling sales teams to effectively position solutions to customers using consultative sales methodology

- **Director of Product Marketing** (Turnitin, Feb 2019 – Feb 2021)

Sets the strategic direction for Product Marketing at Turnitin and establishes processes and best practices to guide the team.

Works cross-functionally to bring new products to market and drive user engagement with our customer base.

Manages and mentors a team of Product Marketing Managers in:

- Data-driven market analysis, buyer persona development, market segmentation, and competitive positioning

- Development of compelling assets and sales enablement tools that demonstrate the differentiated value of our products

- Planning and executing product and feature launches

- Training and enabling sales teams to effectively position solutions to customers using consultative sales methodology

- **Senior Manager, Product Marketing** (Turnitin, Apr 2018 – Feb 2019)

- Accelerated growth by developing and executing marketing strategies and campaigns targeted at new revenue streams

- Tailored core value propositions and promotional efforts for specific, strategic customer segments

- Collaborated with Product Marketing Manager to design and execute market development efforts that build a foundation for bringing new products to market

- Collaborated with sales and marketing leadership to plan and execute targeted, regional marketing campaigns to support new business acquisition in K-12 accounts, focusing on the largest targets across North America

- Developed sales enablement training and resources to support K-12 sales team with product positioning, regional events, and awareness of key market trends and initiatives

- Facilitated two-way communication between sales and marketing to support stronger collaboration and alignment of work towards common goals

Key Person	Christopher Becker
Position with the Company	
Title	Director
First Year	2021
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Job Title** (*Employer Name, Start Date - End Date*) — Description of the employer's principle business and this person's job responsibilities. • **Account Manager** (Kaviar, February 2021 - September 2021) - Kaviar is a premium cannabis product manufacturing company. i was responsible for sales of Kaviar branded products to licensed dispensaries in Colorado. • **Director of Business Development** (Think20 Labs, August 2019 - January 2021) - Think20 Labs is a licensed cannabis testing laboratory in Maryland and California. I was responsible for securing new accounts and identifying new business opportunities for the company.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Katherine Myers	20%
Sholeh Mirzai	20%
Erin Parkins	20%
Christopher Becker	20%

(D) The Company's Business and Business Plan

The Opportunity

We're raising money to expand distribution into New York

The Honeybee Collective products are currently distributed in 25 licensed Colorado dispensaries, where they are flying off the shelves. Sales are growing 24% month-over-month, with many stores doubling the size of their re-orders. We often get asked "When will you bring The Honeybee Collective to (insert state)?" So we're beginning our expansion into New York, which is predicted to be one of the biggest and most important legal weed markets in the world.

New York's legal weed market represents a huge opportunity in terms of culture and brand awareness, in addition to market size (projected to be $4.2 Billion per year by 2027). To quote Axel Bernabe, the chief of staff and senior policy director for the New York Office of Cannabis Management: "We have high tourism, a lot of brand visibility, a lot of money in the state. So whatever we decide to create in New York, whatever our dispensaries decide to carry, is actually going to impact consumption patterns globally."

What does my investment get me?

You're investing in a Crowd SAFE (Simple Agreement for Future Equity). "A Crowd SAFE is an investment contract between investors and companies looking to raise capital. Individuals make investments for the chance to earn a return—in the form of equity in the company or a cash payout—if the company is acquired, goes public, or sells all of its assets." (Republic.com) We've valued the company and its intellectual property at $5,000,000 based on our success in Colorado and our projections for growth in New York and beyond.

Tips for navigating The Honeybee Collective's equity portal:

- Check out the Data Room tab to review our:
  - Financial Projections
  - Risks for Investors
  - Offering Memorandum
  - Investor Agreement
- If you have any questions please post them in the Discussion tab, or call/ email Chris at 443-420-7489 or chris@honeybeecollective.com
- If you decide to invest, enter the amount and hit Invest

Our Manufacturing Partner

We have partnered with an amazing grower and producer, Hepworth Pura, to manufacture and distribute our products throughout New York. Hepworth Farms is an eighth generation family farm led by sisters by Gail and Amy Hepworth. Their farm grows food in addition to weed, and is renowned for its commitment to environmentally friendly practices. They've teamed up with Pura Cali, a company known for its quality, consistency, and professionalism, to launch products in New York. The combined Hepworth Pura team brings a wealth of operational expertise to the New York market and we are excited to have them as partners.

Our Business Model

We license our brand and product standards to growers in exchange for a royalty. The Honeybee Collective provides packaging, marketing, and sales services in exchange for that royalty. We help growers sell more products with better profits and lower upfront costs than establishing their own brands.

- Customers get consistent product that's been vetted for quality and sustainability

- Dispensaries get high-demand, easy to sell products with higher-than-average margins

- Growers get to focus on doing what they do best, growing great weed

Our Customers

The Honeybee Collective is for everyday weed smokers who want their purchases to make them feel good inside and out

- They care about quality and consistency in their product
- They want to buy from a company that aligns with their values
- They want to support a company that gives back to the community
- They want their voice to matter

We make sustainable & convenient products for conscious, everyday weed smokers

We Ask

Constant communication with daily weed smokers through surveys, social media, and in person events

We Listen

Seeking to understand exactly what is missing in the market, what makes people happy, and how we can be a part of their everyday routine

We Deliver

Brand & product developed and guided by consumer insights

Our Products

Quality and convenience for the conscious consumer

- Flower grown using natural sunlight and environmentally-friendly practices
- Packaging that's endlessly recyclable or home compostable
- Products designed for the everyday weed smoker
- 10% of profits are reinvested back into the communities we operate in

Who We Are

We started The Honeybee Collective because we all felt like there had to be a better way of doing business, one that respects workers and the environment. That's why we are:

- Employee-owned, for a more equitable future

- Community-driven, for lasting impact
- Sustainable, for a happier planet and people

The Team

Sholeh Mirzai, Managing Partner, Product & Brand

Sholeh comes from a consumer packaged goods (CPG) background and has worked on industry and globally leading brands such as The North Face, Under Armour and JanSport. She brings deep expertise in brand strategy, product design, and business intelligence. Sholeh oversees product development and business strategy with a keen eye towards consumer-centricity.

Erin Parkins, Managing Partner, Marketing & Operations

Erin is a career team builder and marketing strategist and has worked in product marketing and sales in EdTech for over a decade. Her management skills, organization, and attention to detail are invaluable to our team and unmatched in the cannabis space. Erin ensures that our business operates efficiently and guides our communications and marketing activities.

Kate Myers, MPH, Managing Partner, Community & Culture

Kate is a thought leader in the community health world. She has significant experience in the non-profit space, both as a fundraiser and a board member at Chaska USA. Kate drives our consumer data collection, community development, and ensures the integrity of our philanthropic partnerships.

Chris Becker, Managing Partner, Revenue & Business Development

Chris has sold cannabis products & services in multiple states for operators such as Kaviar, StarBars, Curio, and Think20 Labs; he prides himself on bringing professionalism to cannabis sales. Chris leads our sales efforts with his natural ability to connect with purchasing managers and budtenders alike, enabling The Honeybee Collective to both open new accounts and drive sell-through in current accounts.

Suehiko Ono, Managing Partner, Legal & Manufacturing

Suehiko is an accomplished leader in the cannabis industry. Suehiko recently joined the New York enterprise, Hepworth Pura, and he is the Founder & former CEO of EOS Farms in Massachusetts, an 11-acre outdoor Adult Use cannabis farm, who led EOS from concept to $250k/month in wholesale revenues. Suehiko is action-oriented and can accomplish virtually anything he sets out to do. Suehiko has a J.D. from Columbia Law School and is a licensed New York Attorney. His focus at The Honeybee Collective is on sales, product manufacturing (compliance, quality, efficiency & consistency), and distribution.

Morgan Steiker, Managing Partner, Events & Partnerships

Morgan is a music and media specialist with 15 years of experience & relationships in the entertainment industry. At The Honeybee Collective Morgan drives new brand development, in-person event activations, and our New York specific marketing strategy.

Help us change the way business is done

We're The Honeybee Collective, a cannabis brand on a mission to create community wealth and a sustainable future.

Deep Dive: Our Brand Pillars

Employee-Owned □ Community-Driven □ Sustainable

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 6 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	January 29, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$618,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Packaging	$30,000	$162,900
Marketing	$17,000	$180,000
Salaries	$0	$180,000
Legal	$0	$9,750
Accounting	$0	$8,500
Design	$0	$8,250
Professional Development	$0	$12,000
Investor Relations	$0	$3,250
Cash Reserves	$0	$16,250
Mainvest Compensation	$3,000	$37,080
TOTAL	$50,000	$618,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of a Crowdfunding Simple Agreement for Future Equity. The securities are being offered at a value of $1 per 1 Crowd SAFE.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of a Crowdfunding Simple Agreement for Future Equity (Crowd SAFE), the terms of which are attached as the Investment Agreement.

Summary of Terms

Minimum Amount of the Securities Offered	50,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	50,000*
Maximum Amount of the Securities Offered	618,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	618,000
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100.00
Voting Rights	See the description of the voting rights on Crowd Safe Agreement.

The "**Valuation Cap**" is $5,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Membership Interest; or (2) issue to the Investor a number of units of the CF Shadow Units of the Membership Interest (whether Class B Units or another class issued by the Company) sold in the First Equity Financing. The number of units of the CF Shadow Units of such Membership Interest shall equal (a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap, the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price"); or (b) if the pre-money valuation of the Company is greater than the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the SAFE Price (either the Conversion Price or the SAFE Price, as applicable, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Membership Interest; or (2) issue to the Investor a number of shares of the CF Shadow Units of the Membership Interest (whether Class B Units or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Units of such Membership Interest shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount

(subject to the following paragraph) or (ii) automatically receive from the Company a number of units of Membership Interest equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recently issued Membership Interest (whether Class B Units or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Units of Membership Interest granted in connection therewith shall have the same liquidation rights and preferences as the units of Membership Interest issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any class of Membership Interest, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Membership Interest as determined in good faith by the Company's Managers at the time of Dissolution Event); (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Membership Interest upon a Dissolution Event; and (iii) all holders of Membership Interest.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of CF Shadow Units to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

Obligation to Contribute Capital

Once you pay for your Crowd SAFE, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Crowd SAFE

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Katherine Myers	20%
Sholeh Mirzai	20%
Erin Parkins	20%
Christopher Becker	20%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Crowd SAFEs are Being Valued

The Company is offering "securities" in the form of equity via Crowd SAFEs. The Crowd SAFEs are being offered at a value of $1 per Crowd SAFE.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4% of the amount of the Offering raised by In-Network Users of the Platform plus 8% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Chris Becker	$72,000	5%	09/01/2027	No payments for first 3 years, interest only for additional 2 years.
Previous Crowdfunding Campaign	$241,800	12%	01/01/2027	Revenue Sharing Note
Kate Myers	$1,200	5%	09/01/2027	

(Q) Other Offerings of Securities within the Last Three Years

December 2021 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $250,000 Please refer to the company's Form C/U dated March 3rd, 2022 for additional disclosures

(R) Transactions Between the Company and "Insiders"

On August 1, 2021 the Company signed a promissory note with its Director of Revenue & Partnerships and co-founder for a principal amount of $70,183. Interest accrues at 5% simple interest per annum and matures on August 1, 2027 when all principal and interest are due. There are no required payments prior to maturity.

On January 12, 2023 the Company signed a promissory note with its Director of Community Development & Philanthropy and co-founder for a principal amount of $1,200. Interest accrues at 5% simple interest per annum and matures on August 1, 2027 when all principal and interest are due. There are no required payments prior to maturity.

(S) The Company's Financial Condition

Forecasted milestones

The Honeybee Collective forecasts the following milestones:

- Sell $3.4 million in licensed products within one year of launch in New York

- Secure licensing agreement in 1 to 3 additional states in 2023

Notes to the Financial Statements

1. Summary of significant accounting policies a. Nature of operations

Honeybee Collective LLC (the Company) is a cannabis branding, marketing, and sales company.

The Company develops cannabis brands & products that it licenses to manufacturers in exchange for a royalty. Its signature brand, The Honeybee Collective, is currently distributed in 22 dispensaries in Colorado. The Company also brokers sales of other brands' cannabis products in exchange for a commission. The Company currently represents three clients in a brokerage capacity. The Company offers marketing services to companies in the cannabis space. The Company does not have any active marketing clients.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity.

e. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

f. Cash and cash equivalents

Cash and cash equivalents includes deposits at financial institutions.

g. Receivables

Under the terms of the Company's intellectual property licensing contract, the Company is paid a

Royalty that is due 15 days after the Licensee collects payment for the sale of The Honeybee Collective branded products. The licensee collects payment for product sales on terms ranging from COD to Net 90, with an average term agreement of 27 days. As a result, the Company typically expects Royalty payments around 45 days after the sale of its branded products.

The Company is paid a commission for brokerage services that is due on the 15th day of the month after a sale is completed.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

The Company charges a monthly retainer for marketing services that is due on the first day of the month prior to the commencement of services.

The Company recognizes payments due as bad debt when payments are 90+ days past due.

h. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company recognizes revenue when it receives payment for royalties and services.

i. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Revenue sharing notes

During 2022, the Company participated in a crowdfunding raise through MainVest, Inc., a licensed Funding Portal that offers investments under Regulation Crowdfunding. The total crowdfunding raise totaled $241,105 in the form of unsecured debt with a payback that is tied to a revenue share rate of 3% and a maturity date of 1/1/2027.

During 2022, the Company received draws on the amount raised totaling $232,005, net of debt issuance costs of $9,100.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Debt issuance costs are recorded as a deduction of the debt liability and amortized as interest expense over the life of the revenue sharing note.

3. Related party transactions

On August 1, 2021 the Company signed a promissory note with its Director or Revenue & Partnerships and co-founder for a principal amount of $70,183. Interest accrues at 5% simple interest per annum and matures on August 1, 2027 when all principal and interest are due. There are no required payments prior to maturity.

On January 12, 2023 the Company signed a promissory note with its Director of Community Development & Philanthropy and co-founder for a principal amount of $1,200. Interest accrues at 5% simple interest per annum and matures on August 1, 2027 when all principal and interest are due. There are no required payments prior to maturity.

4. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

5. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has operated at a loss and relied on debt to finance its operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to continue to raise funds via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

6. Subsequent events

Management evaluated all activity of the Company through February 13, 2023 (the issuance date of the 11

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$340,000	$640,000	$1,400,000	$2,500,000	$5,000,000
Cost of Goods Sold	$78,000	$146,823	$321,175	$573,526	$1,147,052
Gross Profit	$262,000	$493,177	$1,078,825	$1,926,474	$3,852,948
EXPENSES					
Salaries	$120,000	$225,882	$494,116	$882,350	$1,764,700
Insurance	$1,850	$3,600	$7,200	$14,500	$36,000
Legal & Professional Fees	$85,250	$18,575	$45,250	$47,250	$50,275
Marketing	$75,000	$95,275	$175,550	$200,575	$250,000
Operating Profit	$-20,100	$149,845	$356,709	$781,799	$1,751,973

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has raised money using Regulation Crowdfunding before, however, has not been required to file any annual reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Investment Agreement" and are not enforceable under "the Investment Agreement".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V